VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0505

RE: Tortoise Power and Energy Infrastructure Fund, Inc. (File No. 811-22106)

To the Commission:

Tortoise Power and Energy Infrastructure Fund, Inc. (the “Company”), in accordance with Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), hereby provides the following in connection with the Company’s fidelity bond for the 2019-2020 year:

1. A copy of the bond coverage for the Company (the “Bond”) (attached as EX99.1).

2. A copy of the Board resolutions of the Company, which were adopted by the Board, and a majority of the members thereof who are not “interested persons” (as defined in the 1940 Act) of the Company (attached as EX99.2).

The premium for the Bond was paid for the policy period from February 25, 2019 to February 25, 2020.

Please contact the undersigned at 913-981-1020 if you have any questions concerning this filing.

TORTOISE POWER AND ENERGY INFRASTRUCTURE FUND, INC.

Date: March 12, 2019	By:	/s/ P. Bradley Adams
Name: P. Bradley Adams
Title: Chief Executive Officer, Principal Financial Officer and Treasurer